North American Palladium Ltd.

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiaries. “LDI” refers to Lac des Iles Mines Ltd. and “Cadiscor” refers to Cadiscor Resources Inc. On March 4, 2011, the name Cadiscor Resources Inc. was changed to NAP Quebec Mines Ltd.

The following is management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable readers of the Company’s consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the quarter ended March 31, 2012, compared to those of the respective periods in the prior year. This MD&A has been prepared as of May 10, 2012 and is intended to supplement and complement the consolidated financial statements and notes thereto for the quarter ended March 31, 2012 (collectively, the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘plan’, ‘may’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements included in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining or milling methods, projected exploration results and other statements that express management's expectations or estimates of future performance.  The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with exploration, development, mining and processing including environmental hazards, uncertainty of mineral reserves and resources, the risk that the Company may not be able to obtain financing, the possibility that the Lac des Iles mine and Vezza project may not perform as planned, changes in legislation, taxation, regulations or political and economic developments in Canada and abroad, employee relations, litigation and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations , that there will be no material delays affecting operations or the timing of ongoing development projects, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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North American Palladium Ltd.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parametres and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

North American Palladium Ltd. (“NAP”) is an established precious metals producer that has been operating its flagship Lac des Iles (“LDI”) mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash cost per ounce1. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec.

The Company is expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The shaft is targeted for commissioning at the end of 2012, which will allow LDI to increase its underground mining rate and palladium production. It is expected that the mine expansion will transform LDI into a long life, low cost producer of palladium. The Vezza gold mine, which is targeted to commence commercial production at the start of the third quarter of 2012, is expected to provide an additional source of cash flow to fund growth in the Company’s palladium initiatives.

The Company has significant potential exploration upside near the LDI mine, where a number of growth targets have been identified, and is engaged in a substantial exploration program aimed at increasing its palladium reserves and resources. As NAP pursues its organic growth strategy through the LDI mine expansion, exploration will continue to be a key focus for the Company for many years to come. As an established palladium-platinum group metal (“PGM”) producer with excess mill capacity on a permitted property, NAP has potential to convert exploration success into production and cash flow on an accelerated timeline.

With an experienced senior management team and a strong balance sheet, NAP is well positioned to pursue its growth strategy. NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL. The Company’s common shares are included in the S&P/TSX Composite Index.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

KEY HIGHLIGHTS

	Three months ended March 31
(expressed in thousands of dollars except cash cost and per share amounts)	2012	2011
FINANCIAL HIGHLIGHTS

Revenue	$44,582	$36,714
Unit sales
Palladium (oz)	38,948	30,455
Gold (oz)	4,237	6,300
Platinum (oz)	2,435	1,683
Nickel (lb)	369,394	133,055
Copper (lb)	597,526	228,591

Earnings
Net loss	$(928)	$(10,321)
Net loss per share	$(0.01)	$(0.06)
Adjusted net income (loss)[1]	$4,152	$(6,482)
EBITDA [1]	$3,910	$(3,756)
Adjusted EBITDA [1]	$8,990	$83

Cash flow provided by (used in) operations
Cash flow provided by (used in) operations before changes in non-cash working capital [1]	$4,221	$(6,568)
Cash flow provided by (used in) operations before changes in non-cash working capital per share [1]	$0.03	$(0.04)

Capital spending	$44,924	$41,144

OPERATING HIGHLIGHTS
Production
Palladium (oz)	41,760	30,661
Gold (oz)	3,945	4,906
Platinum (oz)	2,598	1,692
Nickel (lb)	392,297	133,836
Copper (lb)	635,624	230,006

Realized metal prices
Palladium	$661	$785
Gold	$1,719	$1,377

Cash cost per ounce [1]
Palladium (US$)	$380	$519
Gold (US$)	$1,248	$1,991

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North American Palladium Ltd.

FINANCIAL CONDITION

	As at March 31	As at December 31
(expressed in thousands of dollars)	2012	2011
Net working capital	$73,945	$108,432
Cash balance	$17,308	$50,935
Shareholders’ equity	$268,891	$268,996

EXECUTIVE SUMMARY

Financial Highlights

The Company’s solid operational results drove improved financial performance in the first quarter ended March 31, 2012. Revenue for the quarter was $44.6 million, compared to $36.7 million in the prior year. Net loss for the quarter was $0.9 million or $0.01 per share and EBITDA1 was $3.9 million, compared to a net loss of $10.3 million or $0.06 per share and negative EBITDA1 of $3.8 million in the same period in the prior year. For the first quarter of 2012, adjusted net income1 was $4.2 million and adjusted EBITDA1 was $9.0 million, compared to an adjusted net loss1 of $6.5 million and adjusted EBITDA1 of $0.1 million in the prior year period. The Company generated cash from operating activities of $4.2 million, before changes in non-cash working capital1.

Strong Balance Sheet

As at March 31, 2012, the Company had approximately $73.9 million in working capital, including $17.3 million cash on hand. Subsequent to quarter end, the Company closed a $35.0 million financing of flow-through shares to fund eligible exploration activities and mine expansion expenditures at LDI, bringing the March 31, 2012 pro-forma cash position to $50.3 million.

Investment in Growth

For the quarter ended March 31, 2012, the Company invested $4.0 million in exploration activities ($3.2 million at its palladium operations and $0.8 million at its gold operations) and $44.9 million in development expenditures ($37.2 million at its palladium operations, of which $36.7 million was invested in the LDI mine expansion, and $7.7 million on the Vezza gold mine).

LDI Mine Palladium Production

The LDI mine produced 41,760 ounces of payable palladium for the quarter ended March 31, 2012. During the quarter, 532,435 tonnes of ore were mined with 519,944 tonnes of ore processed by the LDI mill. The mill processed an average of 12,838 tonnes per operating day at an average palladium head grade of 3.48 grams per tonne, with a palladium recovery of 77.2%. For the first quarter, LDI’s cash cost per ounce1 (net of byproduct credits) was US$380.

Production at the LDI mine in the quarter included the blending of higher grade underground ore (219,945 tonnes with an average palladium grade of 5.3 grams per tonne) with lower grade surface ore (312,490 tonnes with an average palladium grade of 1.9 grams per tonne).

LDI Mine Expansion Update

In the first quarter, mine expansion expenditures totalled $36.7 million, excluding capitalized interest of $1.7 million. The Company made significant progress advancing the critical aspects of its mine expansion and remains on schedule for commissioning the shaft at the end of 2012, which will enable the Company to increase its underground production starting in the first quarter of 2013. Through the utilization of the shaft and higher mining rates, LDI expects to benefit from increased production at reduced cash costs per ounce, yielding higher operating margins and transforming the mine into a low cost producer of palladium.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Recent mine expansion highlights include:

•	Primary ramp advanced to the 825-metre mine level;
•	Surface construction work significantly advanced, to be completed by the end of Q3;
•	Sub-collar work is completed and shaft sinking underway;
•	Underground development progressing on schedule; and
•	Preparation for the first upper Offset Zone production stope is about 85% completed.

Development work in 2012 will be focused on completing the surface construction activities, advancing underground development (including mine level development and setting up mining stopes), and completing the shaft sinking to the 795-metre mine level by year end.

Vezza Gold Mine Development Update

During the first quarter, the Company processed approximately 15,000 tonnes of bulk sample. The results from the bulk sample continue to be within management’s expectations and the geologic block model, and throughput at the mill has confirmed potential for improved recoveries beyond the 88% base case assumption by utilizing a reduced grind size.

In the first quarter, development expenditures totaled $7.7 million. Until the mine reaches commercial production, targeted for the start of the third quarter, all costs associated with achievement of commercial production (net of preproduction revenue from gold sales) are capitalized.

Sleeping Giant Mine Closure

In the first quarter the Company incurred $1.1 million in severance costs associated with the closure of the Sleeping Giant mine (as announced on January 17, 2012).

In the first quarter of 2012, the remaining operations at the Sleeping Giant mine produced 1,199 ounces of gold. During the quarter, 6,369 tonnes of ore were hoisted from Sleeping Giant and processed by the mill at an average head grade of 6.14 grams per tonne, with a gold recovery of 95.4%. For the quarter ended March 31, 2012, Sleeping Giant’s cash cost per ounce1 was US$1,248.

Exploration

In the first quarter of 2012, the Company expensed $4.0 million in exploration costs and capitalized an additional $0.9 million associated with the mine expansion. On the LDI property, 40 holes totaling 11,903 metres were drilled in the first quarter.

The main focus of the 2012 exploration program is underground exploration at LDI targeting the Offset Zone, to conduct infill drilling as well as to test extensions of the Offset Zone mineralization towards surface, at depth, and to the south. In addition, drilling on surface will be conducted at Sherriff, North LDI, the North VT-Rim, other surface pit targets and Legris Lake.

In the first quarter of 2012, minimal holes were drilled on the properties in the Company’s gold division. The primary focus during the quarter was the logging and sampling of 2011 drill results from the various properties. For the remainder of 2012, the Company intends to do minimal exploration activities on its non-producing gold properties and limited drilling on Vezza to look for extensions along strike both west and east.

Outlook

Palladium spot prices averaged US$683 per ounce in the first quarter, ranging from a low of US$615 per ounce, to a high of US$724 per ounce. The supply and demand fundamentals of palladium remain strong, and most forecasters continue to have a positive outlook. A supporting factor behind the positive outlook for the metal's future performance is the resilient industrial demand, increasing investment demand, and constrained global supply.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

For the remainder of the year, the Company plans to focus on the following milestones:

•	Commissioning of the LDI mine shaft (target end of Q4, 2012);

•	Completing the reserve and resource update for LDI (Q2, 2012);

•	Achieving commercial production at the Vezza mine (start of Q3, 2012); and

•	Expanding reserves and resources at LDI through continued exploration.

Metal Prices

Palladium Price (US$/ Troy oz)

During the quarter, the palladium price averaged US$683 per ounce, ranging from a low of US$615 to a high of US$724 per ounce.  The continuing strength in global vehicle production supports future increases in the price of palladium from its current level of around US$615 per ounce (as of May 9, 2012).

Average exchange rate (CDN$1=US$)

During the quarter, the average Canadian dollar exchange rate was $1.00, ranging from a low of $0.97 to a high of $1.01 to the U.S. dollar. The Canadian dollar closed at $1.00 to the U.S. dollar, compared to $0.98 at the end of the 2011. As of May 9, 2012, the Canadian dollar exchange rate was $1.00.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Gold Price (US$/ Troy oz)

During the quarter, the average price of gold was US$1,691 per ounce, ranging from a low of US$1,566 to a high of US$1,784 per ounce.  The price of gold was US$1,590 as of May 9, 2012.

NAP Realized Metal Prices and Exchange Rates

	Three months ended March 31
	2012	2011
Palladium – US$/oz	$661	$785
Platinum – US$/oz	$1,533	$1,768
Gold – US$/oz	$1,719	$1,377
Nickel – US$/lb	$8.85	$11.53
Copper – US$/lb	$3.65	$4.30
Average exchange rate – CDN$1 = US$	$1.00	$1.01

Realized metal prices in the chart above represent the weighted average metal prices received based on cash settlement of amounts owing from smelters for final outturn of metals during the year.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates.

	Mar-31		Dec-31		Sep-30		Jun-30		Mar-31		Dec-31		Sep-30		Jun-30
	2012		2011		2011		2011		2011		2010		2010		2010
Palladium – US$/oz		$651		$636		$614		$761		$766		$791		$573		$446
Gold – US$/oz		$1,663		$1,575		$1,620		$1,506		$1,439		$1,410		$1,307		$1,244
Platinum – US$/oz		$1,640		$1,381		$1,511		$1,722		$1,773		$1,731		$1,662		$1,532
Nickel – US$/lb		$7.91		$8.28		$8.30		$10.48		$11.83		$11.32		$10.57		$8.78
Copper – US$/lb		$3.83		$3.43		$3.24		$4.22		$4.26		$4.38		$3.65		$2.95
Exchange rate (Bank of Canada) – CDN$1 = US$	US$	1.00	US$	0.98	US$	0.96	US$	1.04	US$	1.03	US$	1.01	US$	0.97	US$	0.94

* Based on the London Metal Exchange

PALLADIUM OPERATIONS – FINANCIAL, OPERATING & DEVELOPMENT RESULTS

The LDI mine consists of an open pit, an underground mine, and a mill with a design capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic palladium-platinum group metal deposits.

Underground ore production from the LDI mine is operating at approximately 2,700 tonnes per day, seven days a week, on two 12-hour shifts per day. The LDI mine has a workforce of approximately 315 employees.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Financial Results

Income from mining operations for the Palladium operations is summarized in the following table.

	Three months ended March 31
	2012	2011
Revenue	$41,580	$29,436
Mining operating expenses
Production costs	$25,394	$20,039
Smelting, refining and freight costs	2,975	1,427
Royalty expense	1,594	1,126
Depreciation and amortization	3,747	1,755
Total mining operating expenses	$33,710	$24,347
Income from mining operations	$7,870	$5,089

The Company has included income from mining operations as an additional IFRS measure as the Company believes it provides the user with information on the actual results of operations for each reporting segment.

Revenue

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or designated shipping point. Final pricing is not determined until the refined metal is sold by the smelter, which in the case of LDI base metals is three months and precious metals is six months after delivery to the smelter. These final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues. For past production delivered to the smelter, the Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar. These financial contracts represent 76,000 ounces of palladium as at March 31, 2012 and mature from April 2012 through September 2012 at an average price of $668 per ounce of palladium. For substantially all of the palladium delivered to the customer under the smelter agreement, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at March 31, 2012 was $1.1 million, included in accounts receivable (December 31, 2011 – $2.0 million).

Subsequent to quarter end, LDI signed a three-year contract for the smelting and refining of the mine’s concentrate with Vale Canada Limited, located in Sudbury, Ontario.  The new contract, which became effective in May, has a shorter payment period by approximately two months than the previous contract, which will allow the Company to reduce its investment in working capital.

Sales volumes of LDI’s major commodities are set out in the table below.

	Three months ended March 31
	2012	2011
Sales volumes
Palladium (oz)	38,948	30,455
Gold (oz)	2,574	1,200
Platinum (oz)	2,435	1,683
Nickel (lbs)	369,394	133,055
Copper (lbs)	597,526	228,591
Cobalt (lbs)	8,772	3,324
Silver (oz)	2,029	967

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Revenue from metal sales from the Palladium operations is set out below.

	Three months ended March 31
	2012	2011
Revenue before pricing adjustments	$40,687	$31,048
Pricing adjustments	893	(1,612)
Revenue after pricing adjustments	$41,580	$29,436
Revenue by metal
Palladium	$26,400	$22,496
Gold	4,643	1,606
Platinum	4,916	2,770
Nickel	2,955	1,604
Copper	2,460	884
Cobalt	137	50
Silver	69	26
	$41,580	$29,436

For the quarter ended March 31, 2012, revenue before pricing adjustments was $40.7 million, compared to $31.0 million in the same period last year. The increased revenue in the first quarter of 2012 reflected an increase in the quantity of palladium ounces sold, partially offset by lower realized prices, compared to the same quarter last year.

Operating Expenses

For the quarter ended March 31, 2012, operating expenses were $33.7 million, compared to $24.3 million in the prior year period. The increase in operating expenses in 2012 resulted primarily from mining and processing more tonnage, higher parts and supplies and fuel charges, partially offset by electricity rebates, compared to the same period last year.

Cash cost per ounce1 of palladium sold, was US$380 for the quarter ended March 31, 2012 (2011 – US$519).

The Company’s commitment to a comprehensive energy management plan qualified the Company for the Ontario government’s Northern Industrial Electricity Rate (“NIER”) program to receive electricity price rebates of two cents per kilowatt hour. For the quarter ended March 31, 2012, a rebate of $0.7 million was received. No rebate was received in the prior year period since the Company was accepted into the program in the second quarter of 2011. The rebate was treated as a reduction of operating expenses. The Company expects to continue to meet the eligibility criteria such that LDI will be entitled to receive additional quarterly rebates until March 2013.

Smelting, refining and freight costs for the quarter ended March 31, 2012 were $3.0 million compared to $1.4 million in the same period in 2011. The increase over the prior year is primarily due to increased production of concentrate in 2012 and increased freight costs.

For the quarter ended March 31, 2012, royalty expense was $1.6 million compared to $1.1 million in the prior year. Royalty expense was higher in the current year due to increased production of concentrate and revenue.

Depreciation and amortization at the LDI mine for the quarter ended March 31, 2012 was $3.7 million, compared to $1.8 million for the quarter ended March 31, 2011. The increase over the prior year is due to higher production volume and an increase in depreciable assets in 2012.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Operating Results

The key operating results for the Palladium operations are set out in the following table.

	Three months ended March 31
	2012	2011
Tonnes of ore milled	519,944	337,846
Production
Palladium (oz)	41,760	30,661
Gold (oz)	2,746	1,207
Platinum (oz)	2,598	1,692
Nickel (lbs)	392,297	133,836
Copper (lbs)	635,624	230,006
Palladium head grade (g/t)	3.48	3.85
Palladium recoveries (%)	77.23	78.79
Tonnes of ore mined	532,435	332,523
Total cost per tonne milled	$49	$59
Cash cost per ounce of palladium ($USD)[1]	$380	$519

LDI Mine

Production during the first quarter of 2012 at the LDI mine included the blending of higher grade underground ore with lower-grade surface ore. During the quarter, 532,435 tonnes of ore was extracted, of which 219,945 tonnes came from underground sources with an average palladium grade of 5.3 grams per tonne and 312,490 tonnes came from surface ore with an average palladium grade of 1.9 grams per tonne. During the first quarter of 2011, 332,523 tonnes of ore was extracted from underground sources (238,221 tonnes) and surface stockpiles (94,302 tonnes), with an average palladium grade of 3.89 grams per tonne.

LDI Mill

For the quarter ended March 31, 2012, the LDI mill processed 519,944 tonnes of ore at an average of 12,838 tonnes per operating day, producing 41,760 ounces of payable palladium at an average palladium head grade of 3.48 grams per tonne, with a palladium recovery of 77.2%, and mill availability of 99.1%. During the first quarter of 2011, 337,846 tonnes of ore were processed at an average of 8,819 tonnes per operating day, producing 30,661 ounces of payable palladium at an average palladium head grade of 3.85 grams per tonne, with a palladium recovery of 78.8%, and mill availability of 96.0%. Production costs of $49 per tonne milled for the quarter ended March 31, 2012 were lower, compared to $59 per tonne in the same quarter last year due primarily to more tonnage being produced and processed in 2012. To improve efficiencies and minimize processing costs, the mill is operating on a batch basis, with a two-week operating and a two-week non-operating schedule.

LDI’s cash cost per ounce1 was US$380 for the quarter ended March 31, 2012, compared to $519 per ounce1 in the prior year period.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

LDI Mine Expansion

The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The objective of the mine expansion is to increase future production at a lower cash cost per ounce1. During the quarter, the Company made significant progress in advancing the critical aspects of the mine expansion and remains on schedule to commission the shaft at the end of 2012.

The shaft, which will have a nameplate capacity of approximately 7,000 tonnes per day, will allow LDI to increase its underground mining rate to 3,500 tonnes per day in Q1 2013, then gradually increase the rate to 5,500 tonnes per day starting in 2015, at which point the Company is targeting production to exceed 250,000 ounces at a cash cost of approximately US$200 per ounce (based on current by-product metal prices).

Recent mine expansion development highlights include:

•	Primary ramp advanced to the 825-metre mine level;
•	Surface construction work significantly advanced, to be completed by the end of Q3;
•	Sub-collar work is completed and shaft sinking underway;
•	Underground development progressing on schedule; and
•	Preparation for the first upper Offset Zone production stope is about 85% completed.

In the quarter ended March 31, 2012, $36.7 million was invested in the mine expansion, excluding capitalized interest of $1.7 million. Development work in 2012 will be focused on completing the surface construction activities, advancing underground development (including mine level development and setting up mining stopes), and completing the shaft sinking to the 795-metre mine level by year end.

GOLD OPERATIONS – FINANCIAL, OPERATING & DEVELOPMENT RESULTS

NAP’s gold division consists of the operating Vezza gold mine, Sleeping Giant mill, the closed Sleeping Giant mine and a number of nearby exploration projects, all located in the Abitibi region in Quebec.

In the first quarter, the Company processed the remaining ore from the Sleeping Giant mine before operations were suspended and continued to process the bulk sample at Vezza. Until the mine reaches commercial production, all costs associated with achievement of commercial production (net of preproduction revenue from gold sales) are capitalized.

Financial Results

Income from mining operations for the Gold operations is summarized in the following table.

	Three months ended March 31
	2012	2011
Revenue	$3,002	$7,278
Mining operating expenses
Production costs	$2,157	$10,388
Smelting, refining and freight costs	3	12
Depreciation and amortization	144	2,362
Gold mine closure costs	1,077	-
Loss (gain) on disposal of equipment	(79)	-
Total mining operating expenses	$3,302	$12,762
Loss from mining operations	$(300)	$(5,484)

The Company has included income from mining operations as an additional IFRS measure as the Company believes it provides the user with information of the actual results of operations for each reporting segment.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Revenue

Metal sales for the Sleeping Giant gold mine are recognized when metal is sold to a third party. Sales volumes are set out in the table below.

	Three months ended March 31
	2012	2011
Sales volumes
Gold (oz)	1,663	5,100
Silver (oz)	2,496	11,400

For the quarter ended March 31, 2012, revenue was $3.0 million, reflecting gold sales of 1,663 ounces with a realized price of US$1,762 per ounce, compared to $7.3 million in the prior year quarter with gold sales of 5,100 ounces with a realized price of US$1,359 per ounce.

Operating Expenses

For the quarter ended March 31, 2012, total production costs at the Sleeping Giant gold mine were $2.2 million as compared to $10.4 million in the prior year quarter due to mine operations ceasing at the beginning of 2012.

Depreciation and amortization at the Sleeping Giant gold mine was $0.1 million for the quarter ended March 31, 2012, compared to $2.4 million in the prior year quarter due to mine operations ceasing at the beginning of 2012.

As a result of the Company’s decision to cease mining operations at Sleeping Giant and restructure the gold division, closure costs of $1.1 million (primarily severance) were recorded during the first quarter.

Operating Results

The key operating results for the Gold operations are set out in the following table.

	Three months ended March 31
	2012	2011
Tonnes of ore milled	6,369	20,642
Production
Gold (oz)	1,199	3,699
Gold head grade (g/t)	6.14	5.83
Gold recoveries (%)	95.42	95.62
Tonnes of ore hoisted	6,369	20,282
Total cost per tonne milled	$339	$503
Cash cost per ounce ($USD)[1]	$1,248	$1,991

Sleeping Giant Mine

For the quarter ended March 31, 2012, 6,369 tonnes of ore were hoisted from the underground mine with an average gold grade of 6.14 grams per tonne, compared to 20,282 tonnes hoisted with an average gold grade of 5.83 grams per tonne for the quarter ended March 31, 2011.

After reviewing various mining scenarios, the Company concluded that mining would likely continue at high costs given the lack of grade continuity and therefore ceased mining operations at Sleeping Giant at the beginning of 2012.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Sleeping Giant Mill

For the quarter ended March 31, 2012, the mill processed 6,369 tonnes of ore, producing 1,199 ounces of gold at an average gold head grade of 6.14 grams per tonne, with a gold recovery of 95.4% and mill availability of 96.5%. For the quarter ended March 31, 2011, the mill processed 20,642 tonnes of ore, producing 3,699 ounces of gold at an average gold head grade of 5.83 grams per tonne, with a gold recovery of 95.6% and mill availability of 96.8%.

Sleeping Giant’s cash cost per ounce1 was US$1,248 for the quarter ended March 31, 2012, compared to US$1,991 per ounce for the quarter ended March 31, 2011. Production costs per tonne of ore milled were $339 for the quarter ended March 31, 2012, were lower compared to $503 per tonnes of ore milled for the prior year quarter, primarily due to the reduction in labour costs.

At March 31, 2012, the mill contained approximately 2,360 ounces of gold being processed from the bulk sample from Vezza that was included in inventory and valued at net realizable value.

Despite the closure of the Sleeping Giant mine, the mill will continue to operate to process ore from the nearby Vezza mine that is expected to reach commercial production at the start of the third quarter of 2012.

Vezza Gold Mine

During the first quarter, the Company processed approximately 15,000 tonnes of bulk sample. The results from the bulk sample continue to be within management’s expectations and the geologic block model, and throughput at the mill has confirmed potential for improved recoveries beyond the 88% base case assumption by utilizing a reduced grind size.

In the first quarter, development expenditures totaled $7.7 million. Until the mine reaches commercial production, all costs associated with achievement of commercial production, targeted for the start of the third quarter, (net of preproduction revenue from gold sales) are capitalized.

CONSOLIDATED FINANCIAL RESULTS

General and administration

 The Company’s general and administration expenses for the quarter ended March 31, 2012 were $3.3 million, comparable to $3.5 million in the prior year quarter, a decrease of $0.2 million.

Exploration

Exploration expenditures for the quarter ended March 31, 2012 were $4.0 million compared to $3.8 million in the prior year quarter. Exploration expenditures are comprised as follows:

	Three months ended March 31
	2012	2011
Palladium operations
Ontario exploration projects*	3,170	1,908
Gold operations
Quebec exploration projects**	906	1,981
Exploration tax credits	(87)	(66)
	819	1,915
Corporate and other***	14	16
Total exploration expenditures	$4,003	$3,839

*	Ontario exploration projects are comprised of LDI exploration projects, including the Cowboy, Outlaw and Sheriff/South Pit zones, North LDI, North VT Rim, South VT Rim, Legris Lake, Salmi Lake and Shabaqua Gold.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

** Other Quebec exploration projects are comprised of the Vezza, Sleeping Giant mine property, Flordin, Discovery, Dormex, Laflamme, and Prospect properties.

*** Corporate and other includes Shebandowan.

Interest expense and other costs (income)

Interest expense and other income for the quarter ended March 31, 2012 was $1.0 million compared to income of $0.4 million in the prior year quarter. 2012 includes accretion expense of $0.6 million, interest on capital leases of $0.2 million and other expenses of $0.2 million. The 2011 amount includes interest income of $0.3 million and a gain on renounciation of flow-through expenditures of $0.3 million, partially offset by interest charges of $0.2 million.

Income and Mining Tax Expense (Recovery)

The income and mining tax expense (recovery) for the quarters ended March 31 are provided in the table below.

	Three months ended March 31
	2012	2011
LDI palladium mine
Ontario transitional tax credit	$-	$2,387
	$-	$2,387
Sleeping Giant gold mine and Vezza gold mine
Quebec mining duties recovery	$(1,098)	$(45)
Quebec income tax recovery	-	(107)
Mining interests temporary difference expense	1,019	580
	$(79)	$428
Corporate and other
Expiration of warrants	-	$(3)
	-	$(3)
Income and Mining Tax Expense (Recovery)	$(79)	$2,812

For the quarter ended March 31, 2012, income and mining tax recovery was $0.1 million compared to a $2.8 million expense in the same period in 2011. In the current year, income and mining tax expense includes mining interest temporary differences ($1.0 million), partially offset by Quebec mining duties recovery ($1.1 million). The prior year balance includes Ontario transitional tax debit ($2.4 million) and mining interest temporary differences ($0.6 million).

Net Income (loss)

For the quarter ended March 31, 2012, the Company reported a net loss of $0.9 million or $0.01 per share compared to a net loss of $10.3 million or $0.06 per share in the quarter ended March 31, 2011. The reduction in the net loss is primarily due to the increase in LDI’s production this year.

Summary of Quarterly Results

(expressed in thousands of Canadian dollars except per share amounts)

	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$44,582	$44,050	$38,310	$51,398	$36,714	$39,502	$38,451	$21,215
Production costs	27,551	33,120	28,928	28,783	30,427	(22,726)	20,452	16,650
Gold assets impairment charge	-	49,210	-	-	-	-	-	-
Exploration expense	4,003	4,738	1,956	6,134	3,839	12,532	7,008	6,421
Capital expenditures	44,924	52,565	50,561	41,363	41,144	20,142	14,589	10,146
Net income (loss)	(928)	(57,397)	(2,816)	5,380	(10,321)	(2,013)	2,804	(11,849)
Cash provided by (used in) operations	4,751	(25,557)	15,883	4,121	4,870	(25,196)	(20,007)	(18,389)
Net income (loss) per share – basic and diluted	$(0.01)	$(0.35)	$(0.02)	$0.03	$(0.06)	$(0.01)	$0.02	$(0.08)
Cash provided by (used in) operations prior to changes in non-cash working capital per share[1]	0.03	(0.01)	0.02	0.07	(0.04)	0.02	0.04	(0.04)

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North American Palladium Ltd.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended March 31
	2012	2011
Cash provided by (used in) operations prior to changes in non-cash working capital	$4,221	$(6,568)
Changes in non-cash working capital	530	11,438
Cash provided by operations	4,751	4,870
Cash provided by financing	6,467	61,251
Cash used in investing	(44,845)	(41,144)
Increase (decrease) in cash and cash equivalents	$(33,627)	$24,977

Operating Activities

For the quarter ended March 31, 2012, cash provided by operations prior to changes in non-cash working capital was $4.2 million, compared to cash used in operations of $6.6 million in the prior year, an increase of $10.8 million. This increase is primarily due to higher revenue ($7.9 million) and lower production costs ($2.9 million).

For the quarter ended March 31, 2012, changes in non-cash working capital resulted in a source of cash of $0.5 million compared to a source of cash of $11.4 million in the prior year. The 2012 balance of $0.5 million is primarily due to an increase in accounts receivable ($6.3 million), partially offset by a decrease in other assets ($4.3 million) and an increase in accounts payable and accrued liabilities ($2.7 million).

Financing Activities

For the quarter ended March 31, 2012, financing activities provided cash of $6.5 million consisting of $11.2 million utilized from the $15.0 million capital lease facility, partially offset by repayments of capital leases of $1.2 million and interest paid on long-term debt ($3.6 million). This compared to cash provided by financing activities of $61.3 million in the prior year of which $41.1 million related to the exercise of warrants and $20.8 million from the issuance of flow through shares, partially offset by the scheduled repayment of capital leases of $0.5 million.

In October 2009, as part of an equity offering, the Company issued warrants (Series A warrants) to purchase an additional common share at a price of $4.25 per share, at any time prior to September 30, 2011. On December 8, 2010 the Company announced the acceleration of the expiry of the Series A warrants to January 14, 2011. During the first quarter of 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants. Total proceeds of $38.8 million were received from the exercise of Series A warrants.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Investing Activities

For the quarter ended March 31, 2012, investing activities required cash of $44.8 million, relating to additions to mining interests of $44.9 million and the Company received proceeds on disposal of equipment of $0.1 million. For the quarter ended March 31, 2011, investing activities required cash of $41.1 million, relating to additions to mining interests. The majority of the additions to mining interests were attributable to LDI’s mine expansion project and the Vezza gold mine.

Additions to mining interests

Additions to mining interests are comprised as follows:

	Three months ended March 31
	2012	2011
Palladium operations
Offset Zone development	$35,789	$26,921
Offset Zone exploration costs	878	3,833
Tailings management facility	62	42
Other equipment and betterments	481	1,944
	$37,210	$32,740
Gold operations
Vezza mine development	$1,562	$5,288
Vezza equipment	763	-
Vezza pre-production revenue	(5,429)	-
Vezza pre-production costs	10,672	-
Other equipment and betterments	146	3,116
	$7,714	$8,404
	$44,924	$41,144

In addition to the mining interests acquired by cash reflected in the table above, the Company also acquired by means of finance leases, equipment in the net amount of $2.0 million ($1.5 million at LDI and $0.5 million at Vezza) for the quarter ended March 31, 2012, compared to $0.9 million for the quarter ended March 31, 2011.

Capital Resources

As at March 31, 2012, the Company had cash and cash equivalents of $17.3 million compared to $50.9 million as at December 31, 2011. The decrease is due primarily to the investment in LDI’s mine expansion plan and the Vezza gold mine. The funds are invested in short term interest bearing deposits at a major Canadian chartered bank.

In July 2011, the Company increased its operating line of credit with a Canadian chartered bank from US$30.0 million to US$60.0 million. The credit facility is secured by the Company's accounts receivables and inventory and may be used for working capital liquidity and general corporate purposes. At March 31, 2012, the Company had US$43.4 million available to be drawn from the credit facility and US$16.6 million was utilized for letters of credit primarily for reclamation deposits.

During the first quarter of 2012, the Company established a $15.0 million capital lease facility to fund equipment for the LDI mine expansion, of which $11.2 million has been utilized as at March 31, 2012.

Subsequent to the quarter end, on April 30, 2012, the Company issued 11,300,000 flow-through common shares at a price of $3.10 per share for net proceeds of $33.2 million. The Company is required to spend the gross proceeds of $35.0 million on the eligible exploration and mine expansion development expenditures that are expected to be renounced to investors for the 2012 tax year.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 25-27.

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North American Palladium Ltd.

Contractual Obligations

Contractual obligations are comprised as follows:

As at March 31, 2012	Payments Due by Period
(expressed in thousands of Canadian dollars)	Total	Less than 1 year	2-5 Years	>5 years
Finance lease obligations	$20,891	$5,781	$15,110	-
Operating leases	6,351	3,911	2,312	128
Purchase obligations	85,678	85,678	-	-
	$112,920	$95,370	$17,422	$128

In addition to the above, the Company also has asset retirement obligations at March 31, 2012 in the amount of $19.4 million for the LDI mine, Sleeping Giant mill and Vezza gold mine. The Company obtained a letter of credit of $15.1 million to offset these future outlays. As a result, $4.3 million of funding is required prior to or upon closure of these properties.

Related Party Transactions

There were no related party transactions for the year ended March 31, 2012.

OUTSTANDING SHARE DATA

As of May 9, 2012, there were 174,386,821 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the Amended and Restated 2010 Corporate Stock Option Plan entitling holders thereof to acquire 5,381,583 common shares of the Company at a weighted average exercise price of $3.90 per share.

OVERVIEW OF NAP’S EXPLORATION PROPERTIES

NAP expects future growth will come from its significant palladium exploration upside and through the continued exploration and development of the Company’s projects. With permits, mine infrastructure and available capacity at LDI, NAP can move from exploration success to production on an accelerated timeline. Excluding the significant exploration program at LDI, the Company’s 2012 exploration budget includes approximately 6,000 metres of drilling at NAP’s other Ontario properties near LDI.

With respect to the Company’s pipeline of non-producing gold properties, there will be minimal expenditures in 2012 and the Company will seek to realize value through either sale or joint venture opportunities.

LDI Mine & Property

Exploration is central to LDI’s future and will represent an important part of future growth for the mine and for the Company. LDI is one of only two primary producers of palladium in the world and is situated in unique geology. LDI’s substantial +33,000-acre land package offers exploration upside that is further complimented by the underutilized, 15,000-tonne per day mill. Beyond the immediate mine site, most of the land has had minimal historic exploration. The exploration success achieved during the past few years gives management great encouragement that there is strong potential to continue to grow the Company’s palladium reserve and resource base through exploration.

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North American Palladium Ltd.

The LDI mine consists of the following underground mineralized zones:

•	Roby Zone: underground production from Roby commenced in 2006.
•	Offset Zone: discovered in 2001, located below and approximately 250 metres south west of the Roby Zone. The Offset Zone remains open in all directions and continues to expand through exploration. LDI mine expansion is currently underway to access Offset Zone ore.
•	Cowboy Zone*: discovered in 2009 during infill drilling of the Offset Zone, located 30 to 60 metres to the west of the Offset Zone. This new discovery has the potential to extend LDI’s mine life and could potentially positively impact the economics of the mine.
•	Outlaw Zone*: discovered in 2009, located to the west of the Offset Zone and the Cowboy Zone. Further drilling is required to explore the vertical and lateral limit of this mineralization.
•	Sheriff Zone*: discovered in 2010, located approximately 100 metres south east of the Offset Zone.

* The disclosure regarding these mineralized areas is conceptual in nature and there has been insufficient exploration to define a mineral resource in any of these areas.

In the first quarter of 2012, 40 holes totaling 11,903 metres were drilled on the LDI property. The current LDI mine plan does not include the three nearby underground mineralized zones (Cowboy, Outlaw and Sheriff) due to insufficient drilling at the present time.

On January 30, 2012 the Company provided an update on the remaining drill results from its 2011 exploration program at LDI. Previous exploration updates on the 2011 program were issued by news release on June 28, 2011 and September 14, 2011.

The highlights from the update included:

•	Infill drill results in the Offset Zone returned excellent grades, with good width and continuity, including 78 metres at 7.39 grams per tonne Palladium ("g/t Pd") and 33 metres at 8.71 g/t Pd;
•	Good indication of a southern extension to the Offset Zone in an area previously reported as the Southern Norite Zone, including 39 metres at 4.02 g/t Pd and 15 metres at 5.13 g/t Pd;
•	Mineralization discovered 300 metres to the west of the Offset, Cowboy and Outlaw zones, including 10 metres of 3.05 g/t Pd, giving support to the interpretation that some mineralized zones manifest as a series of parallel stacked lenses;
•	Confirmed north and south lateral extensions of upper Roby Zone, including 18 metres at 12.82 g/t Pd; and
•	Bonanza grade surface mineralization encountered from trenches along the North VT Rim 500 metres northeast of the LDI open pit, including approximately 1 metre samples at 64.4 g/t Pd and 45.8 g/t Pd.

The Company intends to issue its updated mineral reserves and resource estimates for LDI (as at December 31, 2011) in the second quarter of 2012.

The main focus of the 2012 exploration program is underground exploration at LDI targeting the Offset Zone, to conduct infill drilling as well as to test extensions of the Offset Zone mineralization towards surface, at depth, and to the south. In addition, drilling on surface will be conducted at North LDI, the North VT-Rim and Legris Lake.

Quebec Properties

In the first quarter of 2012, minimal holes were drilled in the gold division. The primary focus during the quarter was the logging and sampling of 2011 drill results from the various properties. For the remainder of 2012, the Company intends to do minimal exploration activities on its non-producing gold properties.

Sleeping Giant Gold Mine & Property

During the first quarter, the Company completed the logging and sampling of the 2011 underground drill results at Sleeping Giant. The logging and sampling of the 2011 surface drill results will continue in the second quarter of 2012.

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North American Palladium Ltd.

Flordin Property

The Flordin project is located approximately 30 kilometres north of the town of Lebel-sur-Quévillion, and approximately 70 kilometres away from the Sleeping Giant mill. The Company conducted a significant drilling program in 2010, consisting of 212 holes totaling 25,720 metres, which revealed the presence of several parallel gold veins near surface. The Company believes that the Flordin gold project may have the potential to provide additional feed for the Sleeping Giant mill.

In 2011, the Company conducted a drill program consisting of 36 holes totaling 4,857 metres at Flordin. During the first quarter of 2012, logging of the 2011 drill results was completed and sampling continues.

Discovery Property

Discovery is an advanced-stage gold exploration project located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, and approximately 70 kilometres from the Sleeping Giant mill. The Discovery project is contiguous to the Flordin project. A 2008 scoping study confirmed the project to be economically feasible and generate positive cash flow under certain assumptions, with potential to produce 44,000 ounces of gold per year for four years.

In 2011, the Company conducted a drill program consisting of 18 holes totaling 7,438 metres on the project, targeting the extension of the 1200E Zone. During the first quarter of 2012, the 2011 drill results were logged and sampled which will continue in the second quarter of 2012.

Dormex Property

Dormex is an early-stage gold exploration project located adjacent to the Sleeping Giant mill and is believed to have potential gold targets similar to the original mineralization mined at the Sleeping Giant mine. Exploration conducted in 2010 identified a series of promising targets and confirmed the presence of gold in the tills.

In 2011, the Company conducted follow up on gold anomalies discovered in the 2010 reverse circulation program and tested new geophysical targets. The drill program consisted of 10 holes totaling 4,060 metres of drilling. During the first quarter of 2012, the 2011 drill results were logged and sampled, which will continue in the second quarter of 2012.

Laflamme Gold Property

Laflamme is an early-stage gold exploration project in the Abitibi region of Quebec, a joint venture with Midland Exploration Inc. (“Midland”). The property is situated on favourable geology, following the trend from the Company’s Discovery project to the Sleeping Giant mine. The Company is the Operator of the joint venture and may acquire an additional 15% interest by completing a feasibility study.

During the quarter, the Company drilled 4 holes totaling 1,148 metres. These holes were all logged and sampled.

Ontario Properties

Legris Lake Property

The Legris Lake property is adjacent to the south east portion of the Company’s LDI property and is comprised of 15 claims and covering an area of approximately 4,297 hectares. The property is underlain by mafic and ultramafic rocks and was optioned for its historic anomalous PGE values. The property is at a preliminary exploration stage, however its PGM potential and close proximity to the LDI mill presents an encouraging exploration target.

Tib Lake Property

On May 3, 2012, LDI entered into an option and purchase agreement with Houston Lake Mining Inc. (“HLM”) whereby LDI obtained an exclusive right and option to purchase a 100% interest in 20 claims located northwest of the Lac des Iles mine, known as the Tib Lake property, subject to a 2.5% net smelter royalty in favour of a third party on a portion of the claims and a 2.5% net smelter royalty in favour of HLM on the remaining claims.

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North American Palladium Ltd.

Other Ontario Properties

During the first quarter of 2012, 13 holes totaling 6,132 metres were drilled at other Ontario properties including: North LDI, North VT Rim, Sherriff/South Pit, LDI Exploration and South VT Rim.

Shebandowan Property

The Company holds a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an Option and Joint Venture Agreement with Vale Inco Limited (“Vale”). The properties, known as the Shebandowan property, contain a series of nickel copper-PGM mineralized bodies. The land package, which totals approximately 7,842 hectares, is located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company’s LDI mine. Vale retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the property results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

Shebandowan West Property

In 2008, The Company initiated an underground test of the Shebandowan West nickel, copper and PGE project. A decline was excavated and mineralization was sampled before work was suspended due to declining metal prices at that time. The intent of the program was to ship mineralization compatible with that of the Roby zone to the LDI mill for processing. The measured and indicated resource for Shebandowan West was 1.3 million tonnes of 0.9% nickel, 0.6% copper, 1.1 g/t palladium, 0.3 g/t platinum and 0.2 g/t gold. Mineral Resources were estimated as of August 9, 2007 by F.H. Brown, CPG, Pr. Sci. Nat., a Qualified Person under NI 43 101.

Moose Calf and Kukkee Properties

In 2010, the Company entered into option agreements for the Moose Calf and Kukkee gold properties located west of Thunder Bay near McGraw Falls. The combined properties are now referred to as the Shabaqua Gold Project.

Salmi Property

On August 1, 2011, LDI entered into an option and purchase agreement whereby LDI obtained the exclusive right to conduct exploration and development activities as well as an exclusive right and option to purchase a 100% undivided interest in all or part of the property known as the Salmi property, comprised of eleven mineral claims located near the LDI mine and one additional adjacent mineral claim. The option and purchase agreement is subject to a 2% net smelter return royalty on future production from the property with LDI having the right to buy back one half of the net smelter return royalty for $0.5 million.

During the first quarter, 3 holes totaling 1,260 metres were drilled.

FIRST QUARTER REPORT 2012

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North American Palladium Ltd.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows;
•	Depreciation and amortization expensed in the income statement may change where such expenses are determined by the units of production basis, or where the useful economic lives of assets change;
•	Overburden removal costs recorded on the balance sheet or charged to the statements of operations and comprehensive income may change due to changes in the units of production basis of depreciation and amortization;
•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and
•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

b.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, other than investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units (“CGUs”). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

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North American Palladium Ltd.

The recoverable amount of an asset or cash-generating unit is the greater of its “value in use” and its “fair value less costs to sell”. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

c.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium (LDI) and gold (NAP Quebec) to be produced based on the proven and probable reserves.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to value beyond proven and probable reserves (“VBPP”) and land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

d.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

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North American Palladium Ltd.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized net of royalties based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange, are reflected separately from initial revenues on the consolidated statements of operations and comprehensive loss.

Revenue from the sale of gold-silver doré bars from Sleeping Giant and Vezza is recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

e.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at fair value. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs or provided for in the period the obligation is determined.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time to reflect the unwinding of the discount. The accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Income (Loss). The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Adoption of New Accounting Standards

In addition to the initial adoption of IFRSs in effect at the January 1, 2010 transition date and any amendments effective on or before January 1, 2012, the following new accounting standards have been adopted by the Company.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. This update is effective for years beginning on or after July 1, 2011. Where applicable, disclosures in these condensed interim consolidated financial statements have been prepared in accordance with the Company’s adoption of this standard.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

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North American Palladium Ltd.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this management’s discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the quarter ended March 31, 2012, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

Internal Control over Financial Reporting

For the quarter ended March 31, 2012, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal controls over the financial reporting that occurred during the most recent period ended March 31, 2012 that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form and Annual Report on Form 40-F, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the SEC’s website at www.sec.gov.

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North American Palladium Ltd.

NON-IFRS MEASURES

This MD&A refers to cash provided by (used in) operating activities per share and cash cost per ounce1 which are not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Provided by (Used in) Operations

(a)	Cash Provided by (Used in) Operations before changes in non-cash working capital

The Company uses this measure as a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

	Three months ended March 31
(expressed in thousands of dollars except per ounce amounts)	2012	2011
Net loss and comprehensive loss for the year	$(928)	$(10,321)
Gold mine reclamation expenditures	$(1,448)	-
Operating items not involving cash
Depreciation and amortization	3,936	4,165
Accretion expense	564	85
Deferred income and mining tax expense (recovery)	1,019	(1,263)
Share-based compensation and employee benefits	827	739
Other	251	27
Cash provided by (used in) operations before changes in non-cash working capital	$4,221	$(6,568)

(b)	Cash Provided by (Used in) Operations before changes in non-cash working capital per share

	Three months ended March 31
(expressed in thousands of dollars except per share amounts)	2012	2011
Cash provided by (used in) operations prior to changes in non-cash working capital	$4,221	$(6,568)
Weighted average number of shares outstanding – basic	162,924,838	160,198,305
Cash provided by (used in) operations prior to changes in non-cash working capital per share	$0.03	$(0.04)

Cash Cost Per Ounce

Cash cost per ounce include mine site operating costs such as mining, processing, administration, and royalties, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs. Cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales. This measure, along with revenues, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

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North American Palladium Ltd.

(c)	Reconciliation of Palladium Cash Cost per Ounce

	Three months ended March 31
(expressed in thousands of dollars except per ounce amounts)	2012	2011
Production costs including overhead	$25,394	$20,039
Smelting, refining and freight costs	2,975	1,427
Royalty expense	1,594	1,126
Total operating expenses	29,963	22,592
Less by-product metal revenue	15,180	6,940
	$14,783	$15,652
Divided by ounces of palladium sold	38,948	30,455
Cash cost per ounce (CDN$)	$380	$514
Exchange rate (CDN$1 – US$)	1.00	1.01
Cash cost per ounce (US$), net of by-product credits	$380	$519

(d)	Reconciliation of Gold Cash Cost per Ounce

	Three months ended March 31
(expressed in thousands of dollars except per ounce amounts)	2012	2011
Production costs including overhead	$2,157	$10,388
Refining and freight costs	3	12
Total operating expenses	2,160	10,400
Less by-product metal revenue	84	346
	$2,076	$10,054
Divided by ounces of gold sold	1,663	5,100
Cash cost per ounce (CDN$)	$1,248	$1,971
Exchange rate (CDN$1 – US$)	1.00	1.01
Cash cost per ounce (US$)	$1,248	$1,991

Adjusted net income (loss)

Adjusted net income (loss) is a Non-IFRS financial measure, which excludes the following from net income (loss):

•	Exploration;
•	Mine startup costs;
•	Mine closure costs;
•	Asset impairment charges; and
•	Insurance recoveries.

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing adjusted net income (loss) allows the reader the ability to better evaluate the results of the underlying business of the Company.

	Three months ended March 31
(expressed in thousands of dollars except per ounce amounts)	2012	2011
Net loss and comprehensive loss for the year	$(928)	$(10,321)
Exploration	4,003	3,839
Gold mine closure costs	1,077	-
Adjusted net income (loss)	$4,152	$(6,482)

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North American Palladium Ltd.

Adjusted EBITDA

Adjusted EBITDA is a Non-IFRS financial measure, which excludes the following from net income (loss):

•	Income and mining tax expense (recovery);
•	Interest and other financing costs (income);
•	Depreciation and amortization;
•	Exploration;
•	Mine startup costs;
•	Mine closure costs;
•	Asset impairment charges; and
•	Insurance recoveries.

The Company believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

	Three months ended March 31
(expressed in thousands of dollars except per ounce amounts)	2012	2011
Net loss and comprehensive loss for the year	$(928)	$(10,321)
Income and mining tax expense (recovery)	(79)	2,812
Interest and other financing income	981	(412)
Depreciation and amortization	3,936	4,165
EBITDA	3,910	(3,756)
Exploration	4,003	3,839
Gold mine closure costs	1,077	-
Adjusted EBITDA	$8,990	$83

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